UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARI Network Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

001930205
(CUSIP Number)

March 15, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001930205

1	NAME OF REPORTING PERSON MICHAEL D. SIFEN, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 706,667*
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 706,667*
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,667*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%**
12	TYPE OF REPORTING PERSON (See Instructions) CO

*Includes 66,667 shares of common stock of ARI Network Services, Inc. (the “Company”), par value $0.001 per share (the “Common Stock”), issuable upon the exercise of warrants owned by Michael D. Sifen, Inc.  The warrants are subject to beneficial ownership limitations that render each warrant unexercisable if, after the exercise of the warrant, the holder (together with its affiliates and any other persons acting as a group with the holder or its affiliates) would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after the exercise of the warrant (the “Issuance Limitation”).  Michael D. Sifen, Inc. may modify the Issuance Limitation upon 61 days’ prior written notice to the Company.  In addition to its ownership of shares of Common Stock as of March 15, 2013, Michael D. Sifen, Inc. is filing this schedule to disclose its ownership of Common Stock as of November 28, 2012, as set forth in Exhibit A to this schedule.

** Based on shares of Common Stock outstanding at April 22, 2013 of 12,122,588, which includes (i) 12,055,921 shares of Common Stock outstanding at April 22, 2013 (as reported in Amendment Number 1 to the Company’s Registration Statement filed with the Securities Exchange Commission on April 30, 2013), and (ii) 66,667 shares of Common Stock issuable upon the exercise of warrants owned by Michael D. Sifen, Inc. that are exercisable within 60 days of April 22, 2013 (without regard for limitations on exercise).

CUSIP No. 001930205

1	NAME OF REPORTING PERSON MICHAEL D. SIFEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,205,128*
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,205,128*
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,205,128*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

*Michael D. Sifen is the sole shareholder and President of Michael D. Sifen, Inc. and possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Michael D. Sifen, Inc.  As a result of the foregoing, pursuant to Section 240.13d-3 of the regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Regulations”), Michael D. Sifen may be deemed to be the beneficial owner of such shares of Common Stock of the Company held by Michael D. Sifen, Inc. As of March 15, 2013, Michael D. Sifen held 498,461 shares of Common Stock and Michael D. Sifen, Inc. held 706,667 shares of Common Stock (including 66,667 shares of Common Stock issuable upon the exercise of warrants).  In addition to his beneficial ownership of shares of Common Stock as of March 15, 2013, Michael D. Sifen is filing this schedule to disclose his beneficial ownership of Common Stock of the Company as of the following dates, as set forth in Exhibit A to this schedule:

(a)	April 27, 2009
(b)	October 17, 2011
(c)	November 28, 2012

** Based on shares of Common Stock outstanding at April 22, 2013 of 12,122,588, which includes (i) 12,055,921 shares of Common Stock outstanding at April 22, 2013 (as reported in Amendment Number 1 to the Company’s Registration Statement filed with the Securities Exchange Commission on April 30, 2013), and (ii) 66,667 shares of Common Stock issuable upon the exercise of warrants owned by Michael D. Sifen, Inc. that are exercisable within 60 days of April 22, 2013 (without regard for limitations on exercise).

Item 1(a).	Name of Issuer:

ARI Network Services, Inc.

Item 1(b).	Address of Issuer’s Principle Executive Offices:

10850 West Park Place
Suite 1200
Milwaukee, Wisconsin 53224

Item 2(a).	Name of Person Filing:

Michael D. Sifen
Michael D. Sifen, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

500 Central Drive
Suite 106
Virginia Beach
Virginia 23454

Item 2(c).	Citizenship:

Michael D. Sifen is a citizen of the United States of America. Michael D. Sifen, Inc. is a Virginia corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

001930205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Michael D. Sifen, Inc.
(a) Amount beneficially owned: 706,667 (1)
(b) Percent of class: 5.8% (2)

(1) Includes 66,667 shares of Common Stock that may be issued to Michael D. Sifen, Inc. upon the exercise of warrants held by Michael D. Sifen, Inc.

(2) Based on shares of Common Stock outstanding at April 22, 2013 of 12,122,588, which includes (i) 12,055,921 shares of Common Stock outstanding at April 22, 2013 (as reported in Amendment Number 1 to the Company’s Registration Statement filed with the Securities Exchange Commission on April 30, 2013), and (ii) 66,667 shares of Common Stock issuable upon the exercise of warrants owned by Michael D. Sifen, Inc. that are exercisable within 60 days of April 22, 2013 (without regard for limitations on exercise).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 706,667 (1)
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 706,667 (1)
(iv)	Shared power to dispose or to direct the disposition of: None

Michael D. Sifen
(d)	Amount beneficially owned: 1,205,128 (3)
(e)	Percent of class: 9.9% (4)
(f)	Number of shares as to which such person has:
(v)	Sole power to vote or to direct the vote: 1,205,128 (3)
(vi)	Shared power to vote or to direct the vote: None
(vii)	Sole power to dispose or to direct the disposition of: 1,205,128 (3)
(viii)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

(3) Michael D. Sifen is the sole shareholder and President of Michael D. Sifen, Inc. and possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Michael D. Sifen, Inc.  As a result of the foregoing, pursuant to Section 240.13d-3 of the Regulations, Michael D. Sifen may be deemed to be the beneficial owner of such shares of Common Stock of the Company held by Michael D. Sifen, Inc. As of March 15, 2013, Michael D. Sifen held 498,461 shares of Common Stock and Michael D. Sifen, Inc. held 706,667 shares of Common Stock (including 66,667 shares of Common Stock issuable upon the exercise of warrants).

(4) Based on shares of Common Stock outstanding at April 22, 2013 of 12,122,588, which includes (i) 12,055,921 shares of Common Stock outstanding at April 22, 2013 (as reported in Amendment Number 1 to the Company’s Registration Statement filed with the Securities Exchange Commission on April 30, 2013), and (ii) 66,667 shares of Common Stock issuable upon the exercise of warrants owned by Michael D. Sifen, Inc. that are exercisable within 60 days of April 22, 2013 (without regard for limitations on exercise).

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013

Michael D. Sifen, Inc.

/s/ Michael D. Sifen
By: Michael D. Sifen
Title: President

/s/ Michael D. Sifen
Michael D. Sifen

EXHIBIT A

1.	Previous Material Transactions Relating to Michael D. Sifen, Inc.’s Beneficial Ownership of Shares of Common Stock of ARI Network Services, Inc.

On November 28, 2012, Michael D. Sifen, Inc. acquired 440,000 shares of common stock, par value $0.001 (“Common Stock”) of ARI Network Services, Inc. (the “Company”).

2.	Previous Material Transactions Relating to Michael D. Sifen’s Beneficial Ownership of Shares of Common Stock of ARI Network Services, Inc.

(a) On April 27, 2009, Channel Blade Technologies Corp., a Virginia corporation (“CBT”), acquired 615,385 shares of Common Stock of the Company.  On such date, Michael D. Sifen possessed the power to direct the voting or disposition of the shares of Common Stock of the Company held by CBT.  As a result of the foregoing, pursuant to Section 240.13d-3 of the regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Regulations”), Michael D. Sifen may be deemed to have been the beneficial owner of such shares of Common Stock of the Company held by CBT.

(b) On October 17, 2011, CBT transferred 498,461 shares of Common Stock of the Company to Michael D. Sifen.  Prior to that time, in May 2010, CBT transferred 116,924 shares of Common Stock to third parties.  As a result of the transfers, as of October 17, 2011, CBT owned no shares of Common Stock and Michael D. Sifen was the beneficial owner of 498,461 shares of Common Stock.

(c) On November 28, 2012, Michael D. Sifen, Inc. acquired 440,000 shares of Common Stock of the Company.  As a result of the foregoing, pursuant to Section 240.13d-3 of the Regulations, Michael D. Sifen may be deemed to have been the beneficial owner of the shares of Common Stock of the Company acquired by Michael D. Sifen, Inc.

EXHIBIT B

Joint Filing Agreement

The undersigned agree that the accompanying statement on Schedule 13G is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended.

Dated: May 20, 2013

Michael D. Sifen, Inc.

/s/ Michael D. Sifen	/s/ Michael D. Sifen
By: Michael D. Sifen Title: President	Michael D. Sifen